Securities Act File No. 333-135136

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE

ELIGIBILITY OF A TRUSTEE PURSUANT TO

SECTION 305(b)(2)  ☒

THE BANK OF NEW YORK TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

95-3571558
(State of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

XTO ENERGY INC.

(Exact name of obligor as specified in its charter)

Delaware	75-2347769
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

810 Houston Street Fort Worth, Texas	76102
(Address of principal executive offices)	(Zip Code)

Senior Debt Securities

(Title of the indenture securities)

1.	General information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

3-15.	Not applicable.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948.)

2.	A copy of the certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948.)

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948.)

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948.)

5.	The consent of the trustee required by Section 321(b) of the Act.

6.	A copy of the latest report of condition of the trustee published pursuant to law or to the requirements of its supervising or examining authority.

2

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Houston, and State of Texas, on the 12th day of July, 2007.

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By:	/s/ Mauri J. Cowen
Name:	Mauri J. Cowen
Title:	Vice President

3

EXHIBIT 5

CONSENT OF THE TRUSTEE

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, and in connection with the proposed issue of XTO Energy Inc., The Bank of New York Trust Company, N.A. hereby consents that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By:	/s/ Mauri J. Cowen
Mauri J. Cowen, Vice President

Houston, Texas

July 12, 2007

EXHIBIT 6

Report of Condition

March 31, 2007

THE BANK OF NEW YORK TRUST COMPANY, NA

consolidating domestic subsidiaries

in the State of California

Statement of Resources and Liabilities

(in thousands)
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$2,391
Interest-bearing balances	0
Securities:
Held-to-maturity securities	40
Available-for-sale securities	65,083
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold	48,400
Securities purchased under agreements to resell	54,885
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance	0
Trading Assets	0
Premises and fixed assets (including capitalized leases)	8,755
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	0
Intangible assets
Goodwill	924,236
Other intangible assets	270,030
Other assets	143,616
Total assets	1,517,436
LIABILITIES
Deposits:
In domestic offices	1,691
Noninterest-bearing	1,691
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased	0
Securities sold under agreements to repurchase	0
Trading liabilities	0
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	118,691
Subordinated notes and debentures	0
Other liabilities	126,416
Total liabilities	246,798
Minority interest in consolidated subsidiaries	0

1

(in thousands)
EQUITY CAPITAL
Perpetual preferred stock and related surplus	$0
Common stock	1,000
Surplus (exclude all surplus related to preferred stock)	1,121,520
Retained earnings	148,100
Accumulated other comprehensive income	18
Other equity capital components	0
Total equity capital	1,270,638
Total liabilities, minority interest, and equity capital	1,517,436

/s/ Karen Bayz

We, the undersigned directors, attest to the

correctness of this statement of resources and

liabilities. We declare that it has been examined

by us, and to the best of our knowledge and belief

has been prepared in conformance with the

instructions and is true and correct.

I, Karen Bayz, Vice President
(Name, Title) of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Director #1 Michael K. Klugman, President	/s/ Michael K. Klugman

Director #2 Frank Sulzberger, MD	/s/ Frank Sulzberger

Director #3 Michael McFadden, MD	/s/ Michael McFadden

2